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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                             Datametrics Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    238085302
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   See Item 6
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|X|   Rule 13d-1(b)

|_|   Rule 13d-1(c)

|_|   Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 238085302
--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Estate of Jacqueline Rosenthal, Ronald Rothstein and Andrew Wiener, co-Executors (the "Rosenthal Estate").
      Tax I.D.: 20-6691186.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

      (a) See Item 6
      (b) [_]
--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.
--------------------------------------------------------------------------------
               5.    SOLE VOTING POWER

                     1,541,584 shares (See Item 6)
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0 shares (See Item 6)
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            Rosenthal Estate 925,274.35 shares; Harvey Gelfenbein
    WITH             ("Gelfenbein") 616,309.65 shares (See Item 6)
               -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     0 shares(See Item 6)
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      925,274.35 shares beneficially owned by the Rosenthal Estate and 616,309.65 shares owned by Gelfenbein (See Item 6)
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [_]

      N/A
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      Rosenthal Estate 8.145%; Gelfenbein - 5.425% (Based on Issuer's Form 10-QSB, filed in September, 2006, stating that 11,359,849 shares were outstanding on September 1, 2006.)
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

      000 (See Item 6)
      IN  (See Item 6)
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 5 pages

CUSIP No. 238085302
--------------------------------------------------------------------------------

Item 1.

      (a)   Name of Issuer : Datametrics Corporation

      (b) Address of Issuer's Principal Executive Offices: 1717 Diplomacy Row, Orlando, Florida 32809.

Item 2.

      (a) Name of Person Filing: Ronald Rothstein and Andrew Wiener, co-Executors of Estate of Jacqueline Rosenthal, dec'd.

      (b) Address of Principal Business Office or, if none, Residence: c/o Burnham Securities, Inc., 1325 Avenue of the Americas, 26th Floor, New York, NY 10019.

      (c)   Citizenship: U.S.

      (d)   Title of Class of Securities: Common Stock, $0.01 par value

      (e)   CUSIP Number: 238085302

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

      (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C.78o).

      (b)   |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e) |_| An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

      (f) |_| An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

      (g) |_| A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

      (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

      (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

      (j)   |_| Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

            This statement is filed under Section 240.13d-1(c). Both the Rosenthal Estate and Gelfenbein are "passive investors".

Item 4. Ownership.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in item 1.

      (a) Amount beneficially owned: Rosenthal Estate - 925,274.35 shares; Gelfenbein - 616,309.65 shares (See Item 6)

      (b) Percent of class: Rosenthal Estate - 8.145%; Gelfenbein - 5.425% (See Item 6)

      (c)   Number of shares as to which the person has:

            (i) Sole power to vote or to direct the vote: Rosenthal Estate - 1,541,584 shares (See Item 6)

            (ii)  Shared power to vote or to direct the vote: 0 shares (See Item
                  6)

            (iii) Sole power to dispose or to direct the disposition of:
                  Rosenthal Estate - 925,274.35 shares; Gelfenbein - 616,309.65 shares (See Item 6)

            (iv) Shared power to dispose or to direct the disposition of: 0 shares (See Item 6)

      Instruction. For computations regarding securities which represent a right to acquire an underlying security see ss.240.13d-3(d)(1).


                               Page 3 of 5 pages

CUSIP No. 238085302
--------------------------------------------------------------------------------

Item 5. Ownership of Five Percent or Less of a Class - N/A

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following o.

Instruction: Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      This statement on Schedule 13G is being filed by Ronald Rothstein and Andrew Wiener, the co-Executors of the Estate of Jacqueline Rosenthal, deceased, on behalf of the Rosenthal Estate and on behalf of Gelfenbein. Jacqueline Rosenthal died on September 22, 2005. She was the widow of John P. Rosenthal who died on March 27, 2004, and the residuary legatee under his will.

      At the time of Mr. Rosenthal's death, based on the information available to them, the Executors calculated that he was the record owner of 1,043,643 shares of the pre-reverse split common stock of the Issuer, par value $.01 per share; an additional 1,002,687 shares of such common stock (based on warrants which he had exercised); and 166,666 shares of Series A convertible preferred stock of the Issuer. He was also one of seven members of DMTR, LLC ("DMTR"), a Delaware limited liability company which had been organized to borrow funds from Commerce Bank to lend to the Issuer, and was a co-guarantor, with the other six members, of a $3,600,000 loan which was made by Commerce Bank to DMTR.

      Before his death, Mr. Rosenthal and Gelfenbein, a personal friend who resides at 6180 Hollows Lane, Delray Beach, Florida 33484, entered into an oral agreement under which Mr. Rosenthal agreed to hold for Gelfenbein's benefit 456,786 shares of the pre-reverse split common stock which was then in his name and 501,343.50 shares which were issuable to him as a result of the exercise of warrants, and Gelfenbein agreed to reimburse him for the cost of such shares and to be responsible for 50% of Mr. Rosenthal's guaranty obligation to Commerce Bank. Under such agreement, Mr. Rosenthal had the right to vote all of such shares and Gelfenbein was entitled to any dividends which were paid on the shares held for him and the proceeds of sale of such shares. Gelfenbein reimbursed Mr. Rosenthal for the cost of the shares which were allocated to him.

      As a result of financial problems, the Issuer could not repay the loan which DMTR had made to it, causing DMTR to default on its loan from Commerce Bank. As a result, Mr. Rosenthal's estate was required to honor his guaranty obligation and pay to Commerce Bank one seventh of the aggregate amount which DMTR owed to Commerce Bank.

      The Issuer's financial problems resulted in a restructuring which, the Executors were informed, was effected in 2006 and which included a one for thirty reverse split of the common stock, new loans made to the Issuer, the issuance of warrants to the new lenders, conversion of each share of Series A preferred stock into shares of common stock, and the issuance to DMTR of an aggregate of 8,181,204 shares of the post-split common stock. DMTR transferred such shares equally to its members so that the Rosenthal Estate (as the holder of Mrs. Rosenthal's rights as residuary legatee under Mr. Rosenthal's will) became entitled to one seventh of such shares, i.e. 1,168,743.428 shares. Based on the agreement which he had made with Mr. Rosenthal, Gelfenbein reimbursed Mr. Rosenthal's estate for 50% of the total amount which it paid to Commerce Bank to honor Mr. Rosenthal's guaranty obligation and was entitled to one-half, i.e. 584,371.714 of the shares to which Mr. Rosenthal was entitled as a member of DMTR. This was in addition to 31,937.65 shares which were originally held for him by Mr. Rosenthal (on a post-split basis).

      Based on the above described facts, the Executors have calculated that the Rosenthal Estate is now the record owner of a total of 1,541,584 post split common shares, 925,274.35 of which it owns beneficially and 616,309.65 of which are held for the benefit of Gelfenbein.

      The Rosenthal Estate has only recently received from the Issuer the information which it needed concerning the foregoing events and the post-split shares to which it is entitled. This has delayed the filing of this statement.

      It should also be noted that the shares which are beneficially owned by the Rosenthal Estate, or the net proceeds of sale therefrom (if such shares


                               Page 4 of 5 pages

CUSIP No. 238085302
--------------------------------------------------------------------------------

should be sold before distribution to the residuary legatees of such Estate) will be distributable equally to four residuary legatees when the Estate is wound up.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. N/A

Item 8. Identification and Classification of Members of the Group. See Item 6

Item 9. Notice of Dissolution of Group. N/A

      Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10. Certification.

      (a) The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(b):

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          November 30, 2006
                                          --------------------------------------
                                          Date


                                          /s/ Ronald Rothstein
                                          --------------------------------------
                                          Signature

                                          Ronald Rothstein, co-Executor of
                                          Estate of Jacqueline Rosenthal, dec'd.
                                          --------------------------------------
                                          Name/Title


                                          /s/ Andrew Wiener
                                          --------------------------------------
                                          Signature

                                          Andrew Wiener, co-Executor of
                                          Estate of Jacqueline Rosenthal, dec'd.
                                          --------------------------------------
                                          Name/Title

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

      Attention: Intentional misstatements or omissions of fact constitute
                 Federal criminal violations (See 18 U.S.C. 1001)


                               Page 5 of 5 pages